Via Facsimile and U.S. Mail
Mail Stop 6010

April 21, 2009

Mr. Mark Meller
Chief Executive Officer and
Chief Financial Officer
Thomas Pharmaceuticals, Ltd.
750 Highway 34
Matawan, NJ 07747

> **Re: Thomas Pharmaceuticals, Ltd.**
> **Item 4.01 Form 8-K**
> **Filed April 16, 2009**
> **File No. 333-142104**

Dear Mr. Meller:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant